UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 27, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

EZchip Semiconductor Ltd.

File No. 0-20860 - CF#26626

EZchip Semiconductor Ltd. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on March 31, 2011, as amended with reduced redactions from Exhibits 4.6, 4.7, 4.8 and 4.12 filed with the Form 20-F/A on September 27, 2011.

Based on representations by EZchip Semiconductor Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 4.6	through March 31, 2021
Exhibit 4.7	through March 31, 2021
Exhibit 4.8	through March 31, 2021
Exhibit 4.9	through March 31, 2021
Exhibit 4.10	through March 31, 2021
Exhibit 4.11	through December 31, 2014
Exhibit 4.12	through December 31, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Christian Windsor
Special Counsel